Filed by ChevronTexaco Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: ChevronTexaco Corporation
Commission File No.: 001-00368

     ChevronTexaco will file a Form S-4, Unocal will file a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ChevronTexaco free of charge by contacting ChevronTexaco Comptroller’s Department, 6001 Bollinger Canyon Road – A3201, San Ramon, CA 94583-2324. You may obtain documents filed with the SEC by Unocal free of charge by contacting Unocal Stockholder Services at (800) 252-2233, 2141 Rosecrans Avenue, Suite 4000, El Segundo, CA 90245, e-mail: stockholder_services@unocal.com.

     ChevronTexaco, Unocal, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Unocal’s stockholders in connection with the merger. Information about the directors and executive officers of ChevronTexaco and their ownership of ChevronTexaco stock will be set forth in the proxy statement for ChevronTexaco’s 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of Unocal and their ownership of Unocal stock will be set forth in the proxy statement for Unocal’s 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.

     Investors should read the Form S-4 and proxy statement carefully when they become available before making any voting or investment decisions.

San Ramon April 4, 2005 Leveraging our Strengths Dave O'Reilly Chairman & CEO

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 Except for the historical and factual information contained herein, the matters set forth in this presentation, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Unocal shareholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of ChevronTexaco's and Unocal's reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Unless legally required, ChevronTexaco and Unocal undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Cautionary Statement

A Unique Opportunity To Leverage Our Combined Strengths ChevronTexaco Unocal

Key Drivers Adds immediate and long-term resources Provides enhanced production volume growth Provides leading natural gas position in Asia Enhances CVX' core deepwater Gulf of Mexico position Adds to Caspian assets, including pipeline capacity

Key Drivers Offers opportunities for CVX to extract additional value through project execution Offers significant synergy capture opportunities Will integrate efficiently - excellent asset portfolio fit Brings together talented employees worldwide Will rationalize portfolio, e.g. certain asset dispositions and high-grading of exploration program

Terms of Transaction 75% Tax-free exchange of stock at ratio: 1.03 ChevronTexaco: 1 Unocal 25% Cash Value of transaction $18.4 Billion (incl. Unocal net debt) Principal conditions to close Unocal shareholders' approval Regulatory clearances

Financial Impact Accretive to cashflow per share Broadly neutral to EPS We will increase share repurchases to offset effect on EPS over time Dilutive to ROCE Intend to remain top tier Adds value on an economic return basis CVX ROCE calculated by dividing net income (adjusted for after-tax interest expense and minority interest) by the average of total debt, minority interest and stockholders' equity for the period. Calculated for peers based on publicly available information handled on a consistent basis. Competitor Range ChevronTexaco 2002 2003 2004 0.0315 0.1565 0.2575 CVX 0.032 0.157 0.258 0.0325 0.1575 0.2585 Low 0.003 0.102 0.152 Comp. Range 0.134 0.132 0.092 ChevronTexaco ROCE 2002 - 2004 (1)

Unocal Portfolio Azerbaijan Azerbaijan Vietnam Production Operations Exploration Provinces Indonesia USA Bangladesh Canada Thailand Myanmar

Reserves Profile Gas Oil ChevronTexaco 29 71 Gas Oil Combined 34 66 ChevronTexaco ChevronTexaco & Unocal 2004 Proved Reserves (1) Oil Gas 11.25 BBOE 13.01 BBOE Total proved reserves shown above include consolidated companies and equity interests in affiliates, as provided in the companies' most recent 10K Filings.

Production Profile 2004 CVX Actual 2005 2006 2007 2008 2009 ChevronTexaco 2509 2501 2592 2762 3072 3117 Unocal 0 411 439 475 517 543 ChevronTexaco & Unocal Pro-Forma Production, MBOED

Expanding Our Asia-Pacific Gas Business No. 1 in Thailand Bontang LNG in Indonesia Bangladesh Myanmar CHEVRONTEXACO + UNOCAL Liquefaction capacity Gas resource LNG supply

A Top Resource Holder in Asia-Pacific Notes Source: Wood Mackenzie estimates for SE Asia plus Australia and Bangladesh based on Wood Mackenzie's definition of net "Commercial" + working interest "Technical" resources. Countries included: Australia, Bangladesh, Brunei, Cambodia, China, Indonesia, Malaysia, Malay/Thai JDA, Myanmar, Philippines, Thailand & Vietnam. PetroChina CVX+UCL XOM RDS Petronas Pertamina INPEX CNOOC Sinopec Woodside BP Gas 12136 10949 11668 7668 5184 4750 4383 2185 1151 3321 3420 Oil 5863 3408 1262 1567 1645 1218 729 2429 2960 717 451 Asia-Pacific Oil & Gas Commercial and Technical Resources (1) (2) 21,500

Enhances our Deepwater Gulf of Mexico Position HOUSTON NEW ORLEANS UNOCAL CVX

Adds Caspian Assets Including Pipeline Capacity Karachaganak CVX 20% TCO CVX 50% Exploration License CVX 50% Caspian Pipeline CVX 15% Connecting Pipeline CVX 20% PE Pipe Plant CVX 100% Karachaganak 20% TCO 50% Baku-Tbilisi-Ceyhan Pipeline 8.9% Caspian Pipeline 15% Connecting Pipeline 20% PE Pipe Plant 100% AIOC 10.3%

Significant Cost Synergies Cost savings - Gulf of Mexico, Thailand and Corporate Exploration program - Highgrade Smooth and efficient integration Annual synergies over $325 million

Further Integration Benefits Adoption of operating best practices Unocal brings talented/skilled employees worldwide Unocal has over 40 years of business relationships in Southeast Asia

Summary Unique opportunity to capture high quality assets Excellent fit with ChevronTexaco core areas and strategies Meets financial requirements for investment based on disciplined assumptions Upside due to ChevronTexaco's ability to capture value from Unocal's significant resource base

Leveraging our Strengths Leveraging our Strengths Leveraging our Strengths